VIA EDGAR

July 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att:	John Reynolds

John Archfield
Ryan Milne
Susann Reilly
Jim Lopez

Re:	Oxford Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 23, 2009

Form 10-Q for the Period Ended March 31, 2009

Filed May 20, 2009

File No. 0-49854

Dear Mr. Reynolds:

Oxford Technologies, Inc. (the “Company”) is in receipt of your comment letter dated July 1, 2009 concerning the above-referenced reports.

We note that the letter requests a response within 10 business days.  Because the Company’s accounting staff principal is leaving for vacation, and the Company’s public accountant is also leaving for vocation and will not be back until next month, we are unable to finalize our response within such timeframe.  We hereby respectfully request that the reply deadline be extended to August 18, 2009.

If you have any questions or concerns, please do not hesitate to contact the undersigned.   Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Jacinta Sit
Jacinta Sit President and Chief Financial Officer